[redacted]

11019705

AB
3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH, D.C.
200

SEC FILE NUMBER
8-43821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carson Medlin Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 West Kennedy Blvd., Suite 305
(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paula Johannsen (813) 289 - 1154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Company, P. A.
(Name – *if individual, state last, first, middle name*)

102 S. Armenia Ave.	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paula Johannsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carson Medlin Company, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paula S Johannsen
Signature

EVP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

FERRELL & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Directors and Stockholders of
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying balance sheets of The Carson Medlin Company as of December 31, 2010 and 2009, and the related statements of operations, stockholders' equity, cash flows and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carson Medlin Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferrell & Company, P.A.
Certified Public Accountants

Tampa, Florida
February 16, 2011

THE CARSON MEDLIN COMPANY
BALANCE SHEET

ASSETS

	DECEMBER 31, 2010	DECEMBER 31, 2009
CURRENT ASSETS		
Cash	$ 31,844	$ 100,446
Accounts receivable	46,614	134,201
Other receivable	3,135	23,784
Total current assets	81,593	258,431
FIXED ASSETS		
Furniture and equipment, net of accumulated depreciation of $34,505 and $53,735	15,564	13,046
OTHER ASSETS		
Deposits	2,563	2,563
Total assets	$ 99,720	$ 274,040

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Payroll liabilities payable	$ 807	$ 0
Retirement plan payable	5,477	34,147
Other payables	10,000	0
Total current liabilities	16,284	34,147
STOCKHOLDERS' EQUITY		
Common stock, 7,500 authorized shares, $1.00 par value, 400 shares issued and outstanding	400	400
Additional paid-in-capital	49,600	49,600
Retained earnings	33,436	189,893
Total stockholders' equity	83,436	239,893
Total liabilities and stockholders' equity	$ 99,720	$ 274,040

THE CARSON MEDLIN COMPANY
STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31, 2010	2009
Commissions and fees	$ 817,110	$ 1,703,821
Cost of services including general and administrative expenses	930,834	1,649,251
Operating income (loss)	(113,724)	54,570
Other income (expense)		
Interest and dividend income	29	420
Loss on disposal of assets	(3,322)	
Total other income (expense)	(3,293)	420
Net income (loss)	$ (117,017)	$ 54,990

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance at January 1, 2009	$ 400	$ 49,600	$ 160,772
Net income			54,990
Stockholder distribution			(25,869)
Balance at December 31, 2009	400	49,600	189,893
Net income (loss)			(117,017)
Stockholder distribution			(39,440)
Balance at December 31, 2010	$ 400	$ 49,600	$ 33,436

See Notes to Financial Statements

THE CARSON MEDLIN COMPANY
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31, 2010	2009
CASH FLOWS FROM (USED BY) OPERATING ACTIVITIES:		
Net income (loss)	$ (117,017)	$ 54,990
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	4,565	6,243
Loss on disposal of assets	3,322	0
Change in current assets and liabilities:		
Decrease (increase) in accounts receivable	87,587	19,982
Decrease (increase) in other receivable	20,649	(8,591)
Increase (decrease) in payroll taxes payable	807	(12,789)
Increase (decrease) in retirement plan payable	(28,670)	(69,563)
Increase (decrease) in other payables	10,000	
Net cash provided (used) by operating activities	(18,757)	(9,728)
CASH FLOWS FROM (USED BY) INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(10,405)	(2,767)
CASH FLOWS FROM (USED BY) FINANCING ACTIVITIES:		
Stockholder distribution	(39,440)	(25,869)
NET INCREASE (DECREASE) IN CASH	(68,602)	(38,364)
CASH AT BEGINNING OF YEAR	100,446	138,810
CASH AT END OF YEAR	$ 31,844	$ 100,446

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 0	$ 0
Income taxes	0	0

THE CARSON MEDLIN COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

Note 1 - Summary of Significant Accounting Policies

(a) Description of the Business

The Carson Medlin Company (the Company), a Florida corporation, was incorporated in February, 1991. The Company's principal activity is providing merger and acquisition consulting services to financial institutions throughout the United States.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and various state regulatory agencies. The Company has offices in Florida, North Carolina, Texas and Georgia.

(b) The Company maintains its books and records on the accrual basis of accounting.

(c) Cash consisted of $31,844 and $100,415 in an interest bearing account at December 31, 2010 and 2009 respectively, and $31, in a non-interest bearing account at December 31, 2009. Periodically, the Company has maintained balances in various operating accounts in excess of federally insured limits.

(d) Income taxes – The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S corporation effective January 1, 1997. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current federal or state income taxes has been included in the December 31, 2010 and 2009 financial statements.

(e) Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies, continued

(f) Fair value of financial instruments – The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate data methodologies. However, considerable judgment is required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2010. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements and current estimates of fair value may differ significantly from the amounts presented herein. The fair values of cash and accounts receivable approximate carrying value due to their short term nature. The fair value of debt is estimated using current market rates and instruments with the same risk and maturities. The fair value of such liabilities approximate their carrying value.

Note 2 - Officer's Life Insurance

The Company was the owner and beneficiary of a term insurance policy on the life of an officer. The policy had a face value of $100,000 was cancelled during the year ended December 31, 2009.

Note 3 - Property and equipment

Property and equipment consists of the following:

	December 31,	
	2010	2009
Office furniture & equipment, at cost	$50,069	$ 66,781
Less accumulated depreciation	34,505	53,735
Property and equipment, net	$15,564	$ 13,046

Property and equipment, stated at cost, are being depreciated using declining balance and straight line methods over their useful lives of five to seven years. Depreciation expense amounted to $4,565 and $6,243 for the years ended December 31, 2010 and 2009, respectively.

Note 4 - Profit Sharing Plan

The Company established a defined contribution profit sharing plan, effective January 1, 1996, covering full time employees who have completed one year of service as defined in the plan. Contributions to the plan are made at the sole discretion of the Board of Directors. The Company made contributions of $7,310 and $34,147 to the plan during the years ended December 31, 2010 and 2009, respectively.

Note 5 - Commitments and Contingencies

The company leases office space in Tampa, Florida under an operating lease expiring in 2011 and office space in Atlanta, Georgia under an operating lease expiring in 2011. The Company is also responsible for its proportionate share of increases in operating expenses, real estate taxes and utilities. The company leases office equipment under agreements classified as operating leases. Monthly payments are $84 and $309. Lease and rent expense was $73,792 in 2010 and $92,424 in 2009. The future minimum lease payments under the agreements with remaining lease terms in excess of one year as of December 31, 2010 are as follows:

Year ending December 31, 2011	$ 20,083
Year ending December 31, 2012	3,708
Year ending December 31, 2013	3,399
Total future minimum lease payments	$ 27,190

Note 6 - Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum capital, as defined, equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness, as defined. At December 31, 2010 and 2009, the Company had net capital of $15,560 and $66,269 respectively, which is in excess of its required net capital of $5,000 or 6-2/3% of aggregate indebtedness by $10,560 and $61,269 respectively.

The Company is exempt from Rule 15c 3-3 of the Securities and Exchange Act of 1934 pursuant to the provisions of subparagraph K 2 (ii). Therefore, the computations for determination of reserve requirements and information for possession or control requirements pursuant to Rule 15c3-3 are not required.

A statement of changes in liabilities subordinated to claims or general creditors has been omitted as the Company had no such liabilities during the period covered by this financial report.

Note 7 – Related Party Transactions

The Company paid $18,000 to South Glenwood Company, LLC for office space lease obligations during the years ended December 31, 2010 and 2009, respectively. The sole shareholder of the Company is the only member of South Glenwood Company, LLC.

SUPPLEMENTARY INFORMATION

THE CARSON MEDLIN COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

	FOR THE YEARS ENDED DECEMBER 31, 2010	2009
COMPUTATION OF NET CAPITAL		
Stockholders' equity	$ 83,436	$ 239,893
Less non-allowable assets:		
Petty cash	0	30
Accounts receivable	46,614	134,201
Furniture and equipment, net	15,564	13,046
Other receivable	3,135	23,784
Other assets	2,563	2,563
Total non-allowable assets	67,876	173,624
Net capital	$ 15,560	$ 66,269
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Payroll liabilities payable	$ 807	$ 0
Retirement plan payable	5,477	34,147
Assessment payable	10,000	0
Total aggregate indebtedness	16,284	34,147
Minimum net capital at 6 2/3% of aggregate indebtedness	$ 1,086	$ 2,276
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
NET CAPITAL REQUIRED	$ 5,000	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	10,560	61,269
NET CAPITAL	$ 15,560	$ 66,269
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.047 to 1	.515 to 1
RECONCILIATION OF REPORTED NET CAPITAL		
Net capital, per FOCUS report	$ 27,202	$ 54,048
Auditors adjustments		
Adjust payroll liabilities payable	0	12,221
Adjust assessment payable	(10,000)	0
Adjust retirement plan payable	(1,642)	0
Net capital, as stated above	$ 15,560	$ 66,269

See Notes to Financial Statements

FERRELL & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

To the Board of Directors
The Carson Medlin Company
Tampa, Florida

We have audited the accompanying financial statements of The Carson Medlin Company as of and for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 16, 2011. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and, maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Carson Medlin Company taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. The Company was in compliance with the conditions of the exemption provisions of Rule 15c3-3 and no facts came to our attention which indicated such conditions have not been complied with.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory organizations that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Ferrell & Company

Ferrell & Company, P.A.
Certified Public Accountants

Tampa, Florida
February 16, 2011

FERRELL & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

102 S. ARMENIA AVENUE
TAMPA, FL 33609
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Directors and Stockholders of
The Carson Medlin Company
4100 West Kennedy Blvd. Suite 305
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying copies of assessment forms for the year ended December 31, 2010, which were agreed to by The Carson Medlin Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating The Carson Medlin Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Carson Medlin Company's management is responsible for The Carson Medlin Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including check register and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers from client prepared FOCUS report noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers from client prepared FOCUS report noting no differences; and

5. There were no overpayments applied to the current assessment with the Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ferrell & Company

Ferrell & Company, P.A.
Certified Public Accountants

Tampa, Florida
February 16, 2011

SIPC-6
(33-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6
(33 REV 6/10)

For the first half of the fiscal year ending June 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043821 FINRA
CARSON MEDLIN COMPANY
4100 W KENNEDY Blvd Ste 305
TAMPA, FL 33609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum)	$ 1189.46
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	( )
	2. Assessment balance due	1189.46
B.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
C.	Total assessment and interest due	$ 1189.46
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above)	$ 1189.46

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 20 12
and ending 12-30, 20 12
Eliminate cents

97391 4378 391

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 475,782
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 475,782
2e. General Assessment @ .0025	$ 1189.46

(to page 1 but not less than $150 minimum)

7

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043821 FINRA DEC
CARSON MEDLIN COMPANY 16*16
4100 W KENNEDY BLVD STE 305
TAMPA FL 33609-2290

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ann Clanton 813)289-1154

2. A. General Assessment (item 2e from page 2) $ 2042

B. Less payment made with SIPC-6 filed (exclude interest) (1189)
7/26/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 853

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 853

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 853

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Carson Medlin Company
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of February, 20 11.

EVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 10
and ending 12/31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 817,139
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 817,139
2e. General Assessment @ .0025	$ 2,042

(to page 1, line 2.A.)

THE CARSON MEDLIN COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

FERRELL & COMPANY, P.A.
Certified Public Accountants
Tampa, Florida

THE CARSON MEDLIN COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

THE CARSON MEDLIN COMPANY
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